Decisions of the Board of Directors of Ecopetrol S.A

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (the “Company”) announces that  in line with the publication made on November 8, 2024, the Board of Directors, in its session on November 28 and 29, 2024, made the following appointments: (i) Álvaro Torres Macías, as Chairperson of the Audit and Risk Committee and financial and accounting expert; (ii) Guillermo García Realpe, as a member of the Business Committee; (iii) Ángela María Robledo Gómez, as Chairperson of the Corporate Governance and Sustainability Committee; and (iv) Gonzalo Hernández Jiménez, as a member of the Compensation, Nomination, and Culture Committee. In other respects, the previous composition of these Committees remains unchanged.

Consequently, the Board of Directors’ Committees are composed as follows:

AUDIT AND RISK COMMITTEE

  Álvaro Torres Macías (Chairperson)
  Guillermo García Realpe
  Ángela María Robledo Gómez
  Gonzalo Hernández Jiménez

BUSINESS COMMITTEE

  Mónica de Greiff Lindo (Chairperson)
  Álvaro Torres Macías
  Gonzalo Hernández Jiménez
  Edwin Palma Egea
  Guillermo García Realpe

CORPORATE GOVERNANCE AND SUSTAINABILITY COMMITTEE

  Ángela María Robledo Gómez (Chairperson)
  Mónica de Greiff Lindo
  Gonzalo Hernández Jiménez

COMPENSATION, NOMINATION, AND CULTURE COMMITTEE

  Mónica de Greiff Lindo (Chairperson)
  Guillermo García Realpe
  Lilia Tatiana Roa Avendaño
  Edwin Palma Egea
  Gonzalo Hernández Jiménez

HSE COMMITTEE

  Ángela María Robledo Gómez (Chairperson)
  Lilia Tatiana Roa Avendaño
  Edwin Palma Egea
  Mónica de Greiff Lindo
  Guillermo García Realpe

TECHNOLOGY AND INNOVATION COMMITTEE

  Álvaro Torres Macías (Chairperson)
  Lilia Tatiana Roa Avendaño
  Guillermo García Realpe

Following best practices and in accordance with regulatory provisions, the Board of Directors authorized the hiring of an independent financial advisor to complement the development of the functions assigned to the Audit and Risk Committee.

Bogota D.C., November 29, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co